

February 21, 2014

<u>Via E-mail</u>
Daniel J. O'Connor
Chief Executive Officer
Advaxis, Inc.
305 College Road East
Princeton, NJ 08540

   Re: **Advaxis, Inc.**
       Preliminary Proxy Statement on Schedule 14A
       Filed on February 14, 2014
       File No. 001-36138

Dear Mr. O'Connor:

   We have limited our review of your preliminary proxy statement to the issue we have addressed in our comment. Please respond to this letter by revising the proxy statement. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to our comment, we may have additional comments.

<u>Proposal No. 2, page 29</u>

1. We note your disclosure that the proposed amendment to your Certificate of Incorporation will increase the number of authorized shares of your common stock. We also note your disclosure that such shares may be "issued for any proper corporate purpose without further stockholder action." Please revise your disclosure to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available following the approval of the amended Certificate of Incorporation. If you currently have no such plans, arrangements or understandings, please revise your disclosure to so state.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
Edward P. Bromley III, Esq.
Reed Smith LLP